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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/04 (MM/DD/YY) AND ENDING 3/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICICI Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, Suite 2330
(No. and Street)

New York	New York	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum **(212) 509-7800**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THEODORE SCHOFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____________________, as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous auddit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ICICI SECURITIES INC.

March 31, 2005

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
ICICI Securities Inc.

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the "Company") as of March 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
May 24, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

ICICI Securities Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2005

Expressed in U.S. Dollars

ASSETS

Cash and cash equivalents	$ 620,733
Due from affiliate	492,707
Receivable from clearing broker	108,127
Other assets	24,033
Total assets	$1,245,600

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 206,322
Due to Parent	113,103
Total liabilities	319,425
Stockholder's equity	
Common stock, $1 par value; 15,000,000 shares authorized; 1,050,000 shares issued and outstanding	1,050,000
Accumulated deficit	(123,825)
Total stockholder's equity	926,175
Total liabilities and stockholder's equity	$1,245,600

The accompanying notes are an integral part of this statement.

ICICI Securities Inc.

STATEMENT OF OPERATIONS

Year ended March 31, 2005

Expressed in U.S. Dollars

Revenues	
Commissions, net	$886,025
Corporate finance fee	19,250
Research income	58,600
Other income	7,657
	971,532
Expenses	
Administrative fees	360,000
Referral fees	356,632
Professional fees	197,644
Regulatory fees	19,206
Other	15,127
	948,609
NET INCOME	$ 22,923

The accompanying notes are an integral part of this statement.

ICICI Securities Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended March 31, 2005

Expressed in U.S. Dollars

	Total	Common stock	Accumulated deficit
Stockholder's equity, March 31, 2004	$903,252	$1,050,000	$(146,748)
Net income	22,923		22,923
Stockholder's equity, March 31, 2005	$926,175	$1,050,000	$(123,825)

The accompanying notes are an integral part of this statement.

ICICI Securities Inc.

STATEMENT OF CASH FLOWS

Year ended March 31, 2005

Expressed in U.S. Dollars

Cash flows from operating activities	
Net income	$ 22,923
Net changes in operating assets and liabilities	
Increase in receivable from clearing broker	(2,176)
Increase in due from affiliate	(450,518)
Increase in other assets	(24,033)
Increase in due to Parent	31,241
Increase in accounts payable	170,443
Net cash provided by operating activities and Net increase in cash and cash equivalents	(252,120)
Cash and cash equivalents at beginning of year	872,853
Cash and cash equivalents at end of year	$ 620,733

The accompanying notes are an integral part of this statement.

ICICI Securities Inc.

NOTES TO FINANCIAL STATEMENTS

March 31, 2005

Expressed in U.S. Dollars

NOTE A - ORGANIZATION

ICICI Securities Inc. (the "Company") is a wholly-owned subsidiary of ICICI Securities Holdings, Inc. ("Parent"), which is an indirect wholly-owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, but it is subject to Rule 15c3-1, the Uniform Net Capital Rule.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash and short-term money market fund or other instruments purchased with an original maturity of three months or less.

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end. Resulting gains and losses are reflected in the results of operations.

The Company is a wholly-owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expressed in U.S. Dollars

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company has a fully disclosed clearing arrangement with a clearing broker. Receivable from clearing broker represents cash on deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

NOTE D - RELATED PARTY TRANSACTIONS

Pursuant to an agreement, the Company owes its Parent a monthly administrative fee for managing the operations of the Company. Such administrative fee amounted to $360,000 for the year ended March 31, 2005 and includes amounts that are in lieu of allocable expenses borne by the Parent on behalf of the Company. As of March 31, 2005, payable to Parent of $113,103 represents amounts owed to the Parent relating to these administrative fees.

Some of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's charges for facilitation fees. For the year ended March 31, 2005, total facilitation fees charged by this affiliate were $865,043. As of March 31, 2005, receivable from affiliate in the amount of $492,707 represents the Company's share of commissions earned from customer securities transactions collected by this affiliate which had not yet been paid to the Company by the affiliate.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2005, the Company had net capital of $401,326, which exceeded requirements by $301,326.

NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

NOTE F (continued)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits and a deposit with a clearing broker. However, the Company does not believe that these amounts are exposed to significant risk.

NOTE G - INCOME TAXES

The Company is included in a consolidated Federal income tax return with it Parent. The provision for income taxes is determined, however, on a separate return basis. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At March 31, 2005, deferred tax assets resulting from net operating loss carried forward were approximately $50,000, which is fully reserved for with a valuation allowance. The Company has cumulative potential carryforward losses of approximately $124,000 available to offset, future taxable income.

SUPPLEMENTARY INFORMATION

ICICI Securities Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2005

Expressed in U.S. Dollars

Net capital	
Stockholder's equity	$926,175
Deductions and/or charges	
Nonallowable assets	
Due from Affiliate	492,707
Other assets	24,033
Total non-allowable assets	516,740
Tentative net capital	409,435
Haircut on money market fund	8,109
Net capital	401,326
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $319,425 or $100,000	100,000
Excess net capital	$301,326
Ratio of aggregate indebtedness to net capital	0.80 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.